Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In millions)

(Unaudited)

	Three Months Ended March 31,
	2004	2003
Earnings:
Income (loss) before taxes and cumulative effect of accounting change	$5.2	$(19.7)
Add (deduct):
Equity in income of non-consolidated affiliates	(0.5)	(1.5)
Amortization of capitalized interest	0.1	0.1
Fixed charges as described below	8.3	8.2

Total	$13.1	$(12.9)

Fixed Charges:
Interest expensed and capitalized	$5.0	$5.2
Estimated interest factor in rent expense (1)	3.3	3.0

Total	$8.3	$8.2

Ratio of earnings to fixed charges (2)	1.6	—

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(2)	Income (loss) before taxes and cumulative effect of accounting change was insufficient to cover fixed charges by approximately $21.1 million for the three months ended March 31, 2003.